Exhibit 99.1

Global Engine Group Holding Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG, November 3, 2026 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (Nasdaq: GLE) (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced that on October 30, 2026, it received a notification letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Class A ordinary shares (“Class A Ordinary Shares”) for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As the Company previously announced, on October 27, 2025, the Company received a written notice from Nasdaq, notifying the Company that it was not in compliance with the Minimum Bid Price Requirement, as the closing price of the Class A Ordinary Shares had been below $1.00 per share for the preceding 30 consecutive business days. Pursuant to the receipt of the Letter on October 30, 2026 notifying the Company of its regaining of compliance with the Minimum Bid Price Requirement, this matter is now closed.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via wholly-owned subsidiaries incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) IoT solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the reports of the Company filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Email: ir@globalengine.com.hk

Phone: +852 3955 2300